EXHIBIT 16.1

October 15, 2008

Securities and Exchange Commission 100 F
Street, N.E.

Washington, D.C. 20549-7561

Dear Ladies and Gentlemen:

We were previously principal accountants for International Textile Group, Inc. and, under the date of April 13, 2008, we reported on the consolidated financial statements of International Textile Group, Inc. as of and for the years ended December 31, 2006 and 2007. On October 10, 2008, we were dismissed. We have read International Textile Group, Inc.'s statements included under Item 4.01(a) of its Form 8-K dated October 10 2008, and we agree with such statements, except that we are not in a position to agree or disagree with International Textile Group, Inc.'s statement that the change was determined by the Audit Committee of the Board of Directors.

Yours truly,